Exhibit 99.1

EpicQuest Education Announces Exhibition Matches with Lionel Messi and Argentina’s World Cup National Soccer Team

EEIQ Anticipates Dynamic Growth in its New Sports Entertainment Segment

MIDDLETOWN, Ohio, January 18, 2024 /PRNewswire/ -- EpicQuest Education Group International Limited (NASDAQ: EEIQ), (“EpicQuest Education”, “EEIQ” or the “Company”), a provider of comprehensive education solutions for domestic and international students seeking college and university degrees in the US, Canada and the UK, today announced that its recently established Ohio company, SouthGilmore LLC (“SouthGilmore”), has entered into an agreement with the Argentine Football Association (the “AFA”), for the Argentina Men’s National Soccer Team to play two exhibition matches in China.

“We believe that the soccer exhibition games with the Argentine Men’s National Team will lead to additional sports entertainment projects, which is a new and potentially dynamic revenue stream for the Company,” said Zhenyu Wu, Chief Financial Officer of EpicQuest Education. “We anticipate that the exhibition matches will also serve as a firm foundation for our new education programs related to kinesiology and recreation education where we see wide-ranging synergies. We believe that the new business segment will have a positive impact on the Company’s top-line results in future reporting periods. We look forward to seeing star soccer player Lionel Messi take the field in China!”

As previously announced, EpicQuest Education established a wholly-owned subsidiary, Gilmore Inv LLC, that will offer international educational programs related to kinesiology and recreation education that will be offered by both Davis University and EduGlobal College. SouthGilmore has been formed to organize sports entertainment projects, and is 40% owned by Gilmore with EpicQuest Education maintaining control of SouthGilmore’s Board of Managers and heading its management team.

Per the agreement between SouthGilmore and the AFA, the Argentina Men’s National Soccer Team has agreed to play two matches in China between March 18 – 26, 2024. Press conferences and extensive promotional activities will be scheduled to publicize these matches. Additional provisions in the agreement call for SouthGilmore to remit a payment to the AFA for the matches and to cover certain expenses such as transportation and lodging, while the AFA has agreed to field the team that won the World Cup at the Qatar 2022 World Cup.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”) provides comprehensive education solutions for domestic and international students seeking university and college degrees in the US, Canada and the UK. The Company owns and operates EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis University, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK.

EpicQuest Education recently established a wholly owned subsidiary, Gilmore Inv LLC, in Ohio, that will offer international educational programs related to kinesiology and recreation education. The Company also established a company in Ohio, SouthGilmore LLC that has been formed to organize sports-related entertainment projects, which is 40% owned by Gilmore. For more information, please visit www.epicquesteducation.com/. For additional information about the agreement between SouthGilmore and the AFA, please see the Form 6-K filed by the Company on the date hereof.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, whether the new business segment will have a positive impact on the Company’s top-line results in future reporting periods. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited
+1 513-649-8350
info@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Source: EpicQuest Education Group International Limited